

Our date
2010-02-09
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA



SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik concludes additional agreement for delivery of steam generator tubes and expands production capacity, dated 3 February 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

CUSIP number 800 212 201


SANDVIK

Press Release

Sandvik concludes additional agreement for delivery of steam generator tubes and expands production capacity

Sandvik Materials Technology has concluded an additional multi-year supply agreement for steam generator tubes for the nuclear power industry. The agreement is valued at SEK 1.5 billion and deliveries are scheduled to commence in 2012 and continue through 2014.

The customer is the Chinese company Harbin Electric Corporation (QHD) Heavy Equipment Company Ltd and the steam generator tubes will be used in nuclear power plants in China.

As a consequence of this agreement and the very high demand from the nuclear power industry, Sandvik's Board has approved a further expansion of production capacity for steam generator tubes. This will take place at Sandvik Materials Technology's plants in Sweden and the Czech Republic.

"The investment further strengthens Sandvik's position as a leading supplier of steam generator tubes for the rapidly growing nuclear power industry. Including the order from Harbin Electric, we have signed supply agreements for a total value of SEK 8 billion in this area since the beginning of 2009," says Peter Gossas, President of Sandvik Materials Technology.

Sandviken, 3 February 2010

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09:30 a.m. on 3 February 2009.

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, +46 26 26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. In 2009, the Group had about 44,000 employees and representation in 130 countries, with annual sales of nearly SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process systems. Annual sales in 2009 were about SEK 15,000 M with 8,200 employees. The product area comprises Tube, Strip, Kanthal, Process Systems and MedTech.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43



Our date
2010-02-09
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB report on the 4th quarter 2009, dated 3 February 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

CUSIP number 800 212 201

Sandvik Q4

PRESS RELEASE 3 February 2010 Full-year report 2009

CEO's comments:

"During the fourth quarter, the market showed positive tendencies and the gradual recovery that began in the third quarter continued. This improvement is derived from very low levels and is largely a result of an easing of customer destocking. Order intake from the energy sector, and large parts of the Asian market, remained strong. The market situation improved slightly in North and South America, Australia and Africa, but remained weak in Europe," says Sandvik's President and CEO Lars Pettersson.

"Low invoicing combined with continued destocking due to planned low production rates had a negative impact on the operating result. Furthermore, earnings were charged with approximately SEK 600 M for restructuring and impairment and amounted to SEK 408 M. Implemented action programs generated favorable results in reduced costs and working capital, and a strong cash flow.

"Full-year 2009 placed considerable demands on Sandvik to rapidly adjust to a significantly deteriorated market climate. Demand declined by approximately 30% and the rate of production was reduced by about 40%. During the year, extensive measures were conducted with the aim of reducing costs and tied-up capital, and ensuring a favorable cash flow. The costs were reduced during the year by approximately SEK 6 billion and savings amounted on an annualized basis to SEK 8 billion in the fourth quarter. Working capital was lowered by more than 30% and the operating cash flow was slightly more than SEK 12 billion. Meanwhile, the Group strengthened its market position and market shares increased.

"With the extensive adaptations implemented in 2009 to the organization, capacity and costs, we are well positioned to improve earnings through higher sales volumes and production rates.

"The Board of Directors proposes a dividend of 1 SEK per share (3.15) for 2009."

FINANCIAL HIGHLIGHTS

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Order intake *	19 787	20 716	-6	71 285	92 610	-31
Invoiced sales *	18 211	24 171	-26	71 937	92 654	-30
Gross profit	4 837	7 042	-31	17 066	31 092	-45
% of invoiced sales	26.6	29.1		23.7	33.6	
Operating profit	408	2 235	-82	-1 412	12 794	
% of invoiced sales	2.2	9.2		-2.0	13.8	
Profit after financial items	-77	1 524		-3 472	10 557	
% of invoiced sales	-0.4	6.3		-4.8	11.4	
Profit for the period	-103	1 154		-2 596	7 836	
% of invoiced sales	-0.6	4.8		-3.6	8.5	
of which shareholders' interest	-132	1 094		-2 652	7 472	
Earnings per share, SEK 1)	-0.11	0.92		-2.24	6.30	
Return on capital employed 2)	-1.3	19.9		-1.3	19.9	
Cash-flow from operations	4 008	1 925	+108	12 312	9 671	+27
Number of employees	44 355	50 028	-11	44 355	50 028	-11

* Percentage change compared to the same period in the preceding year at fixed exchange rates for comparable units.
1) Calculated on the basis of the shareholders' share of profit for the period. No dilutive impact.
2) Rolling 12 months.


SANDVIK

Market and sales


INVOICED SALES
SEK M
Quarter
SEK M
Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
07
08
09
Quarter
Rolling 12 months

Q4	Order intake	Invoiced sales
Price/volume, %	-6	-26
Structure, %	2	1
Currency, %	0	1
Total, %	-4	-25

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The weak economic climate continued during the fourth quarter of 2009. However, there were signs of a gradual recovery in, for example, the automotive and mining industries. The activity in the energy sector was very high and the Group received several major orders. The market situation in Europe was weak, but improved somewhat in North America, Asia, Australia and Africa. The price trend remained stable.

The market development remains very difficult to predict. The trend in the fourth quarter was about the same as in the third quarter. In areas associated with the global industry, a slow but stable and sequential improvement was clearly discernable. A number of major orders were received, both by Sandvik Mining and Construction for mining equipment and materials-handling systems, and by Sandvik Materials Technology relating to tube products for the nuclear power and oil industries.

The weak demand was most notable in Europe, while activity in North America improved slightly. The trend in Asia, and China in particular, was positive for all business areas, while the improvement in Australia and Africa was largely linked to an increased activity in the mining industry. There was high demand for energy-related products during the quarter, mainly driven by a long-term expansion in the nuclear power industry, but also by high demand for products for the oil/gas industry. In the past two quarters, order intake from the aerospace and automotive industries primarily for cutting tools has shown a slow but stable increase. Activity in the construction industry, general engineering industry and consumer-related industry remained low. Order intake for mining equipment increased compared with the preceding quarter, but was still at a low level. The aftermarket, which has been considerably more stable during the downturn, further improved.

During the fourth quarter, production rates increased slightly for all business areas, although they remained significantly lower than sales for the purpose of adapting inventories to the lower demand level.

Order intake totaled SEK 19,787 M (20,716), down 4% in total and 6% at fixed exchange rates for comparable units. The decline at fixed exchange rates for comparable units was 18% for Sandvik Tooling, but Sandvik Mining and Construction posted an increase of 6%. Order intake for Sandvik Materials Technology declined by 10%, including a negative effect of about 3 percentage points related to lower metal prices. Cancellations in the mining sector were marginal during the quarter, compared with SEK 700 M in the corresponding quarter in 2008.

Invoiced sales in the fourth quarter amounted to SEK 18,211 M (24,171), 25% lower in total and 26% at fixed exchange rates for comparable units than the very high invoicing levels reported in the preceding year. Changed exchange rates had a positive impact on invoiced sales of 1%. For Sandvik Tooling, the decline at fixed exchange rates for comparable units was 24% and the decline for Sandvik Mining and Construction was 30%. The reduction for Sandvik Materials Technology was 22%, including a negative effect of about 4 percentage points related to lower metal prices.

Earnings and return

The result improved somewhat compared with the preceding quarter primarily as a result of higher sales volumes and reduced costs. As planned, production rates were lower than invoicing, which adversely impacted earnings but contributed to a very strong cash flow and a continued reduction of working capital. Metal price effects and cost savings had a positive impact on earnings. The operating result in the fourth quarter amounted to SEK 408 M (2,235). The operating margin was 2.2% (9.2) of invoicing.

The low invoicing and production levels compared with the preceding year resulted in a volume-related reduction in earnings of slightly less than SEK 3 billion compared with 2008. Earnings were negatively impacted by SEK 600 M resulting from non-recurring costs attributable to such activities as restructuring programs in all business areas, including a positive effect of SEK 75 M by changed metal prices. Changed exchange rates negatively impacted earnings by approximately SEK 125 M compared with the corresponding quarter in 2008.

Increased demand meant that production rates rose slightly in certain areas, but were lower than sales, as planned, to further reduce inventory levels. Cost-saving activities were intensified in all business areas and costs were reduced by about SEK 2 billion compared with the preceding year. Since year-end 2008, the cost savings achieved amount to just over SEK 6 billion. The workforce was reduced by a further 600 employees and the accumulated reduction in the number of employees since September 2008 is nearly 9,000, including contracted staff.

Net financial items amounted to SEK -485 M (-711) and the result after financial items was SEK -77 M (1,524). Profit for the period amounted to SEK -103 M (1,154) and earnings per share amounted to SEK -0.11 (0.92).


OPERATING PROFIT AND RETURN
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
-1 000
-2 000
-3 000
30
24
18
12
6
0
-6
-12
-18
07
08
09
Quarter
Operating margin, %
Return on capital employed (rolling 12 months)

Operating cash flow was SEK 4,008 M (1,925) and cash flow after investments and acquisitions amounted to SEK 3,000 M. The very strong cash flow is primarily a result of a reduction of about SEK 2,400 M in volume of net working capital, of which inventory was reduced by SEK 2,100 M, and a significantly lower investment level.

Investments amounted to SEK 1,168 M (2,089), of which company acquisitions accounted for SEK 493 M (19) and investments in rental equipment for SEK 95 M. The favorable development of cash flow and working capital resulted in a reduction in net debt from SEK 33 billion to SEK 30 billion. The net debt/equity ratio was 1.0. The return on capital employed amounted to -1.3% (19.9) and the return on shareholders' equity was -7.9% (24.8).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
5 000
4 000
3 000
2 000
1 000
0
12 500
10 000
7 500
5 000
2 500
0
07
08
09
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
-2
07
08
09
Rolling 12 months

Sandvik Tooling

- Strong cash flow
- Extensive cost reductions
- Positive price trend
- Low production rates

Q4	Order intake	Invoiced sales
Price/volume, %	-18	-24
Structure, %	+6	+3
Currency, %	-2	-2
Total, %	-14	-22

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

During the fourth quarter, both order intake and invoicing were significantly lower than the preceding year, which reflected a continued weak market. Compared with the preceding quarter, however, demand and sales increased somewhat, in part due to seasonal effects and in part as a result of a slight increase in demand. Production rates increased slightly compared with the preceding quarter, although they remained below invoiced sales. Consequently, inventory was further reduced, ensuring a strong cash flow.

Order intake declined 18%, while invoiced sales contracted 24% at fixed exchange rates for comparable units. The price trend was positive during the quarter.

Demand was relatively high in Asia, particularly in China, and improved slightly in North America compared with the preceding quarter. A slow improvement was noted mainly in the energy and automotive industries. The increase in activity since September is an indication that many customers are ending destocking activities. Order intake from the aerospace, energy and medical technology industries was stable at a slightly higher level than the other segments. During the quarter, the rate of production rose somewhat, but was generally lower than the invoicing rate, for a continued reduction in capital tied-up in inventory. Inventory was reduced by SEK 700 M in volume and other working capital by nearly a further SEK 200 M, contributing to a strong cash flow.



Activities aimed at reducing costs and enhancing efficiency at Sandvik Tooling continued during the quarter and the workforce was reduced by just over 200 employees. Actions implemented during the quarter are estimated to have reduced costs by about SEK 900 M. Since the end of the fourth quarter of 2008, Sandvik Tooling has reduced its workforce by about 2,000. Furthermore, personnel costs have been reduced by the equivalent of 2,200 full-time employees through the utilization of, for example, agreements regulating reduced working hours.

The operating result for the fourth quarter totaled SEK -84 M (817) or -1.7% (12.9) of invoicing. Restructuring measures and impairment losses impacted fourth-quarter earnings by approximately SEK 300 M. Low sales and production volumes entailed a reduction in gross profit and considerable underabsorption of fixed costs, which are estimated to have negatively impacted earnings by about SEK 1.3 billion during the quarter. Earnings were negatively impacted by slightly more than SEK 100 M due to changed exchange rates. Return on capital employed declined to -2.2% (27,0).

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Order intake	5 056	5 879	-18 *	18 962	25 798	-36 *
Invoiced sales	4 960	6 359	-24 *	19 078	25 975	-36 *
Operating profit	-84	817	-110	-527	5 461	
%	-1.7	12.9		-2.8	21.0	
Return on capital employed	-2.2	27.0		-2.2	27.0	
Number of employees	15 296	16 988	-10	15 296	16 988	-10

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

- Strong cash flow
- Extensive cost reductions
- Positive price trend
- Under-absorption of fixed costs

Q4	Order intake	Invoiced sales
Price/volume, %	+6	-30
Structure, %	0	0
Currency, %	+3	+4
Total, %	+9	-27

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The low levels of activity in the mining and construction industries affected Sandvik Mining and Construction's invoicing during the quarter. Demand from the construction industry remained weak. In the mining industry, signs of an initial increase in activity were more visible in the fourth quarter than in earlier periods. The aftermarket business improved gradually and, in the latter part of the quarter, order intake for new equipment and complete systems improved gradually, but from a very low level.



Order intake rose by 6% at fixed exchange rates for comparable units, while invoicing declined by 30%. The price trend remained relatively stable. During the quarter, the business area received major project orders valued at approximately SEK 1,300 M from customers in Europe, South America and China.

Customer activity in the global construction industry remained weak during the quarter. Government stimulus packages have not yet had any material effect on order intake. A positive demand trend was reported for tools, spare parts and service to the mining industry as a result of increased production rates in the mining industry. Order intake for equipment mainly used in underground mining also showed signs of a recovery in the latter part of the quarter, mainly in Asia, Africa and Australia. Activity in gold and coal mining increased during the quarter. Cancellations of orders had a marginal impact on order intake.

During the fourth quarter, equipment accounted for 33% of invoicing and aftermarket for 52%, while the project share was 15%.

Ongoing activities aimed at consolidating production units and adapting production capacity continued during the quarter. The workforce was reduced by just over 200 employees. Implemented structural programs impacted earnings in the amount of approximately SEK 250 M during the quarter. Cost-cutting actions during the quarter are estimated to have reduced costs by a total of about SEK 600 M. During the quarter, inventory was reduced by about SEK 1,000 M in volume, at the same time as investments decreased, resulting in a very strong cash flow.

The fourth-quarter operating result amounted to SEK 411 M (1,105) or 5.1% (10.0) of invoicing. Earnings were negatively impacted by about SEK 1,000 M due to lower sales and production volumes, but were positively impacted by about SEK 125 M due to changed exchange rates. Return on capital employed declined to 2.1% (24.2).

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Order intake	9 029	8 251	+6 *	30 915	38 634	-27 *
Invoiced sales	8 042	11 038	-30 *	32 621	38 651	-23 *
Operating profit	411	1 105	-63	466	4 996	-91
%	5.1	10.0		1.4	12.9	
Return on capital employed	2.1	24.2		2.1	24.2	
Number of employees	14 429	16 796	-14	14 429	16 796	-14

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

- Favorable cash flow
- Stable price trend
- Energy sector remained strong
- Cost savings

Q4	Order intake	Invoiced sales
Price/volume, %	-10	-22
Structure, %	0	0
Currency, %	-1	-1
Total, %	-11	-23

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The market situation for Sandvik Materials Technology remained weak during the fourth quarter. However, demand was high for products to the energy sector, where the nuclear power and oil/gas industries reported continued high activity levels. During the quarter, a gradual improvement in demand was noted from the mining and automotive industries, while activity in other segments was low.



Order intake declined by 10% and invoicing by 22% in price and volume for comparable units. The effects of changed metal prices had a negative impact on order intake and invoicing of about 3 and 4 percentage points, respectively. The price trend was favorable for high value-added products, but somewhat more pressured for low value-added products.

The market situation improved slightly compared with the preceding quarter. Activity was strong, particularly in the energy sector. A slight improvement was noted for products to the aerospace and automotive industries, as well as for certain consumer-related products. The market for high value-added niche products noted a more favorable trend than other products. The strong demand reported in the energy sector related mainly to tube products, but also certain wire products. Increased activity in the mining sector entailed a rise in demand for rock drill steel. During the quarter, further orders were received for tube products used in nuclear power applications for a total value of approximately SEK 1,000 M, with delivery scheduled to commence in 2013.

The ongoing action program to adapt capacity and strengthen the organization and customer offering continued during the quarter and resulted in structural measures, production restrictions, and the continued reductions of costs and working capital. Cost savings made during the quarter amounted to about SEK 400 M, and the number of employees was reduced by about 150. Structural programs impacted earnings for the quarter by slightly more than SEK 50 M. Investments made to expand capacity for the production of steam generator tubes for the nuclear power industry proceeded according to plan.

Inventory levels declined in volume by about SEK 300 M. Changed metal prices had a positive effect of SEK 75 M on inventory valuation and earnings.

The fourth-quarter operating result was negatively impacted by about SEK 500 M as a result of low sales and production volumes, and by about SEK 30 M due to changed exchange rates. The operating result totaled SEK 136 M (65) or 3.4% (1.3) of invoicing. Return on capital employed declined to -6.7% (6.3).

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Order intake	4 444	4 991	-10 *	16 480	21 581	-30 *
Invoiced sales	3 976	5 146	-22 *	15 328	21 480	-34 *
Operating profit	136	65	+110	-1 137	1 187	
%	3.4	1.3		-7.4	5.5	
Return on capital employed	-6.7	6.3		-6.7	6.3	
Number of employees	8 246	9 281	-11	8 246	9 281	-11

* At fixed exchange rates for comparable units.

Significant events

- During the quarter Sandvik Materials Technology received additional orders for products for nuclear power applications for a total value of nearly SEK 1 billion. Deliveries are scheduled to commence in 2013.
- During the quarter Sandvik Mining and Construction received two orders for materials-handling systems for a combined value of about SEK 1.1 billion. One order in the Netherlands pertained to a complete materials-handling system for a power plant. The second order was for Brazil and related to a complete crushing and materials-handling system that includes the new Sandvik PF300 mobile crusher. The system is scheduled to be commissioned in late 2011.
- In January 2010 Sandvik Materials Technology concluded an additional multi-year agreement for steam generator tubing to the nuclear power industry. The agreement, signed with the Chinese company Harbin Electric Corporation Heavy Equipment Company Ltd is valued at SEK 1.5 billion and deliveries are scheduled for 2012 to 2014. As a consequence of this agreement and the very high demand from the nuclear power industry, the Board of Directors has approved a further expansion of production capacity for steam generator tubes. This will take place at the plants in Sweden and the Czech Republic.
- Sandvik's action program continues with the aim of adapting production capacity and cost levels to prevailing market conditions and trends. In addition to cost-saving measures in day-to-day activities, the structural activities that have been approved are summarized in the table below:

Structural changes since third quarter 2008

	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology	Other	Group total
Reduction of temporary employees *	200	1 600	400	50	2 250
Reduction of permanent employees	2 286	2 765	1 197	600	6 848
Closing of units	5	13	–	–	18
Number of employees affected by reduced working hours, temporary lay-offs and similar measures *					15 000

* Rounded numbers

Acquisitions and divestments

The total purchase consideration for operations acquired during quarters 1-4 amounted to SEK 3,276 M. Of the purchase consideration, a preliminary amount of SEK 2,194 M comprises goodwill and other intangible assets. The number of employees in acquired operations amounted to 286. The accumulated effect of acquired operations was SEK 388 M on invoicing and SEK -56 M on the result after tax.

Acquisitions during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Tooling	BTA Heller Drilling Systems, UK	16 Jan 09	33	12
Sandvik Tooling	Wolfram, Austria	28 May 09	1 800	274

Divestments during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Sandvik Calamo	30 Oct 08	65	36

Parent Company

The Parent Company's invoicing during the fourth quarter of 2009 amounted to SEK 3,895 M (4,531) and the operating result was SEK -87 M (-548). For the period January-December 2009, invoicing was SEK 13,527 M (20,427) and the operating result was SEK -1,903 M (-395). Similar to the Group, the Parent Company's operating result was negatively impacted during the quarter by low capacity utilization in certain production units and items of a nonrecurring nature. In 2009, the result was negatively affected by SEK 537 M due to metal price effects and SEK 197 M attributable to costs for restructuring measures. Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 5,834 M (6,774) after the fourth quarter. Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 11,319 M (12,362). Investments in fixed assets amounted to SEK 899 M (1,537).

Full-year 2009

Full-year 2009 was characterized by a sharp deterioration in the global economy with a dramatic impact on Sandvik. Demand declined by about 30% in total and significantly more in many areas. This placed significant demands on Sandvik to rapidly adjust to a dramatically changed market climate. The rate of production was reduced by around 40% with the aim of reducing inventory levels. Comprehensive measures aimed at adapting the organization to the new circumstances were implemented during the year. These have focused on reducing costs and tied-up capital, and ensuring a favorable cash flow, while also strengthening short and long-term competitiveness.

The outcome of the activities has been positive. The Group's cost base was reduced during the year by approximately SEK 6 billion and annualized savings amounted to SEK 8 billion in the fourth quarter. The result deteriorated significantly compared with the preceding year, but achieved a gradual improvement during the second half of the year due to the implementation of action programs and a rise in demand. During the year, Sandvik increased its market share in many markets, in particular in North America and Asia.

Order intake for 2009 was influenced by the dramatic downturn in the economy and amounted to SEK 71,285 M (92,610), down 23% in total and 31% at fixed exchange rates for comparable units. Invoicing was SEK 71,937 M (92,654), down 22% in total and 30% at fixed exchange rates for comparable units.

There was a marked deterioration in the operating result due to lower volumes and it amounted to SEK -1,412 M (12,794). The operating margin was -2.0% (13.8) of invoicing. Changed exchange rates had a marginal impact on earnings for the year. The price trend was positive during the year. Costs for restructuring and impairment losses amounted to SEK 2,510 M, while changed metal prices had a negative impact on the operating result of SEK 541 M. Financial net amounted to SEK -2,060 M (-2,217) and the result after financial items was SEK -3,472 M (10,577). The tax rate was 25.2%, and the result for the period amounted to SEK -2,596 M (7,836). The reported tax for the period took into account deferred tax attributable to future loss carryforwards. Earnings per share amounted to SEK -2.24 (6.30). Cash flow from operating activities was SEK 12,312 M (9,671). The Group's investments in fixed assets amounted to SEK 4,625 M (7,169). Company acquisitions accounted for SEK 2,036 M (954). After investments, acquisitions and divestments, cash flow amounted to SEK 6,119 M (2,040).

Proposals to the AGM 2010

The Annual General Meeting will be held in Sandviken on the 4 May, at 17:00 CET. The Annual Report will be available in the first week of April on www.sandvik.com. A printed version of the report can also be ordered on the website. The Board of Directors proposes a dividend of 1 SEK per share (3.15) for 2009.

Financial reports summary

The Group

INCOME STATEMENT

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Revenue	18 211	24 171	-25	71 937	92 654	-22
Cost of sales and services	-13 374	-17 129	-22	-54 871	-61 562	-11
Gross profit	4 837	7 042	-31	17 066	31 092	-45
% of revenues	26.6	29.1		23.7	33.6	
Selling expenses	-2 538	-3 117	-19	-10 853	-11 524	-6
Administrative expenses	-1 434	-1 370	5	-5 188	-5 287	-2
Research and development costs	-516	-520	-1	-2 007	-2 014	0
Other operating income and expenses	59	200	-70	-430	527	
Operating profit	408	2 235	-82	-1 412	12 794	
% of revenues	2.2	9.2		-2.0	13.8	
Financial net	-485	-711	-32	-2 060	-2 217	-7
Profit after financial items	-77	1 524		-3 472	10 577	
% of revenues	-0.4	6.3		-4.8	11.4	
Income tax	-26	-370	-93	876	-2 741	
Profit for the period	-103	1 154		-2 596	7 836	
% of revenues	-0.6	4.8		-3.6	8.5	
Other comprehensive income						
Foreign currency translation differences	589	3 818		-645	4 832	
Cash-flow hedges	-2	-483		541	-621	
Tax related to other comprehensive income	1	125		-142	164	
Total comprehensive income for the period	588	3 460		-246	4 375	
Total profit for the period	485	4 614		-2 842	12 211	
Profit for the period attributable to:						
Owners of the parent	-132	1 094		-2 652	7 472	
Non-controlling interests	29	60		56	364	
Total comprehensive income attributable to:						
Owners of the parent	450	4 474		-2 864	11 755	
Non-controlling interests	35	140		22	456	
Earnings per share, before dilution, SEK	-0.11	0.92		-2.24	6.30	

Financial reports summary

The Group

BALANCE SHEET

SEK M	31 Dec 2009	31 Dec 2008	Change %
Intangible assets	14 137	12 472	+13
Property, plant and equipment	26 519	26 123	+2
Financial assets	5 698	4 352	+31
Inventories	19 842	28 614	-31
Current receivables	17 873	26 668	-33
Cash and cash equivalents	7 506	4 998	+50
Total assets	91 575	103 227	-11
Total equity	29 957	36 725	-18
Non-current interest-bearing liabilities	31 807	25 314	+26
Non-current non-interest-bearing liabilities	5 507	5 919	-7
Current interest-bearing liabilities	7 574	14 549	-48
Current non-interest-bearing liabilities	16 730	20 720	-19
Total equity and liabilities	91 575	103 227	-11
Net working capital *	*22 122*	*32 571*	*-32*
Loans	*36 388*	*36 735*	*-1*
Net debt **	*30 342*	*33 323*	*-9*
Non-controlling interests in total equity	*970*	*1 137*	*-15*

* Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.
** Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

CHANGE IN TOTAL EQUITY

SEK M	Equity related to owners of the parent	Non-controlling interest	Total equity
Opening equity, 1 January 2008	28 614	1 209	29 823
Total comprehensive income for the period	11 755	456	12 211
Acquisition of non-controlling interest		-162	-162
Dividends	-4 745	-366	-5 111
Exercised share options	-36		-36
Closing equity, 31 December 2008	35 588	1 137	36 725
Opening equity, 1 January 2009	35 588	1 137	36 725
Total comprehensive income for the period	-2 864	22	-2 842
Dividends	-3 737	-189	-3 926
Closing equity, 31 December 2009	28 987	970	29 957

Financial reports summary

The Group

CASH-FLOW STATEMENT

SEK M	Q4 2009	Q4 2008	Q1-4 2009	Q1-4 2008
Cash flow from operating activities				
Income after financial income and expenses	-77	+1 524	-3 472	+10 577
Adjustment for depreciation, amortization and impairment losses	+1 223	+964	+4 541	+3 481
Adjustment for items that do not require the use of cash	+248	+153	+481	-142
Income tax paid	+198	-363	-870	-2 897
Cash flow from operating activities before changes in working capital	+1 592	+2 278	+680	+11 019
Changes in working capital				
Change in inventories	+2 103	+715	+9 449	-1 001
Change in operating receivables	+522	+436	+5 884	-640
Change in operating liabilities	-209	-1 504	-3 701	+293
Cash flow from operating activities	+4 008	+1 925	+12 312	+9 671
Cash flow from investing activities				
Acquisitions of companies and shares, net of cash acquired	-493	-19	-2 036	-954
Acquisitions of property, plant and equipment	-675	-2 070	-4 625	-7 169
Proceeds from sale of companies and shares, net of cash disposed of	+7	+28	+55	+111
Proceeds from sale of property, plant and equipment	+153	+39	+413	+381
Cash flow from investing activities	-1 008	-2 022	-6 193	-7 631
Net cash flow after investing activities	+3 000	-97	+6 119	+2 040
Cash flow from financing activities				
Change in interest bearing debt	-3 618	+3 388	-1 565	+6 542
Closure of interest swap and currency hedge			+1 843	
Exercise of personnel options program				-44
Payment to new pension funds				-663
Dividends paid			-3 926	-5 111
Cash flow from financing activities	-3 618	+3 388	-3 648	+724
Cash flow for the period	-618	+3 291	+2 471	+2 764
Cash and cash equivalents at beginning of the period	8 040	1 560	4 998	2 006
Exchange-rate differences in cash and cash equivalents	+84	+147	+37	+228
Cash and cash equivalents at the end of the period	7 506	4 998	7 506	4 998

KEY FIGURES

	Full year 2009	Full year 2008
No. of shares outstanding at end of period ('000) [1]	1 186 287	1 186 287
Average no. of shares ('000) [1]	1 186 287	1 186 287
Tax rate, %	25.2	25.9
Return on capital employed, % [2]	-1.3	19.9
Return on total equity, % [2]	-7.9	24.8
Return on total capital, % [2]	-1.0	14.4
Shareholders' equity per share, SEK	24.4	30.0
Net debt/equity ratio	1.0	0.9
Equity/assets ratio, %	33	36
Net working capital, %	32	32
Earnings per share, SEK	-2.24	6.30
Cash flow from operating activities, SEK M	+12 312	+9 671
Number of employees	44 355	50 028

1) After dilution.
2) Rolling 12 months.

Financial reports summary

The parent company

INCOME STATEMENT

SEK M	Q4 2009	Q4 2008	Change %	Q1-4 2009	Q1-4 2008	Change %
Revenue	3 895	4 531	-14	13 527	20 427	-34
Cost of sales and services	-3 019	-4 210	-28	-12 018	-17 007	-29
Gross profit	876	321	173	1 509	3 420	-56
Selling expenses	-134	-161	-17	-536	-662	-19
Administrative expenses	-624	-533	17	-2 402	-2 191	10
Research and development costs	-226	-187	21	-884	-920	-4
Other operating income and expenses	21	12	75	410	-42	-
Operating profit	-87	-548	-84	-1 903	-395	-
Income from shares in group companies	2 158	1 411	53	5 834	6 774	-14
Income from shares in associated companies	2	2	0	5	5	0
Interest income and similar items	-	142	-	587	613	-4
Interest expenses and similar items	-348	-486	-28	-1 545	-1 655	-7
Profit after financial items	1 725	521	231	2 978	5 342	-44
Appropriations	8	7	14	8	7	14
Income tax expense	151	397	-62	765	401	91
Profit for the period	1 884	925	104	3 751	5 750	-35

BALANCE SHEET

SEK M	31 Dec 2009	31 Dec 2008	Change %
Intangible assets	17	31	-45
Property, plant and equipment	6 621	6 619	0
Financial assets	15 489	14 819	5
Inventories	3 310	5 123	-35
Current receivables	22 270	15 304	46
Cash and cash equivalents	9	3	200
Total assets	47 716	41 899	14
Total equity	14 606	14 089	4
Untaxed reserves	4	12	-67
Provisions	215	371	-42
Non-current interest-bearing liabilities	19 080	12 366	54
Non-current non-interest-bearing liabilities	22	108	-80
Current interest-bearing liabilities	9 686	9 873	-2
Current non-interest-bearing liabilities	4 103	5 080	-19
Total equity and liabilities	47 716	41 899	14
Pledged assets	-	-	-
Contingent liabilities	17 778	17 316	3
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	11 319	12 362	-8
Investments in fixed assets	910	1 537	-41

Market overview and key figures

The Group

ORDER INTAKE OCH INVOICED SALES PER MARKET AREA
Q4 2009

The Group

Market area	Order intake SEK M	Change* %	Change* %1)	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	7 403	-26	-24	37	7 446	-29	41
NAFTA	3 173	2	-20	16	2 690	-27	15
South America	1 538	16	-18	8	1 230	-42	7
Africa/Middle East	1 961	-4	13	10	1 739	-24	10
Asia	3 610	14	6	18	3 197	-9	17
Australia	2 102	39	39	11	1 909	-27	10
Total	19 787	-6	-10	100	18 211	-26	100
Sandvik Tooling							
Europe	2 748	-26	-26	54	2 689	-30	54
NAFTA	859	-22	-22	17	873	-26	18
South America	233	-11	-11	5	226	-24	4
Africa/Middle East	106	10	10	2	78	-11	2
Asia	1 044	11	11	21	1 030	-3	21
Australia	66	-15	-15	1	64	-23	1
Total	5 056	-18	-18	100	4 960	-24	100
Sandvik Mining and Construction							
Europe	2 312	3	-16	25	2 018	-33	25
NAFTA	689	-27	-27	8	763	-36	10
South America	1 156	31	-20	13	827	-47	10
Africa/Middle East	1 703	-8	11	19	1 568	-25	19
Asia	1 447	-2	-3	16	1 275	-17	16
Australia	1 722	55	55	19	1 591	-25	20
Total	9 029	6	0	100	8 042	-30	100
Sandvik Materials Technology							
Europe	1 582	-49	-28	35	1 977	-24	50
NAFTA	1 432	80	-9	32	877	-19	22
South America	91	-26	-26	2	118	-38	3
Africa/Middle East	120	116	116	3	62	-34	1
Asia	923	61	18	21	706	-6	18
Australia	296	-5	-5	7	236	-37	6
Total	4 444	-10	-14	100	3 976	-22	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

Financial reports summary

The Group

ORDER INTAKE BY BUSINESS AREA

SEK M	Q4 2008	Full-year 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Change Q4 %	Change Q4 % [1]	Full-year 2009
Sandvik Tooling	5 879	25 798	5 032	4 466	4 408	5 056	-14	-18	18 962
Sandvik Mining and Construction	8 251	38 634	7 308	6 443	8 134	9 029	9	6	30 915
Sandvik Materials Technology	4 991	21 581	4 057	4 400	3 578	4 444	-11	-10	16 480
Seco Tools [2]	1 595	6 594	1 356	1 192	1 120	1 258	-21	-20	4 926
Group activities	0	3	1	2	1	0			2
Group total	20 716	92 610	17 754	16 503	17 241	19 787	-4	-6	71 285

INVOICED SALES BY BUSINESS AREA

SEK M	Q4 2008	Full-year 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Change Q4 %	Change Q4 % [1]	Full-year 2009
Sandvik Tooling	6 359	25 975	5 193	4 541	4 384	4 960	-22	-24	19 078
Sandvik Mining and Construction	11 038	38 651	8 330	8 487	7 762	8 042	-27	-30	32 621
Sandvik Materials Technology	5 146	21 480	4 255	3 798	3 299	3 976	-23	-22	15 328
Seco Tools [2]	1 618	6 513	1 347	1 176	1 123	1 225	-24	-23	4 871
Group activities	10	35	11	9	10	9			39
Group total	24 171	92 654	19 136	18 011	16 578	18 211	-25	-26	71 937

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q4 2008	Full-year 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Change Q4 %	Full-year 2009
Sandvik Tooling	817	5 461	267	-463	-247	-84	-110	-527
Sandvik Mining and Construction	1 105	4 996	392	-670	332	411	-63	466
Sandvik Materials Technology	65	1 187	-521	-750	-2	136	+110	-1 137
Seco Tools [2]	232	1 332	95	41	51	121	-48	307
Group activities	16	-183	-118	-143	-83	-176		-521
Group total[3]	2 235	12 794	115	-1 985	51	408	-82	-1 412

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q4 2008	Full-year 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Full-year 2009
Sandvik Tooling	12.9	21.0	5.1	-10.2	-5.6	-1.7	-2.8
Sandvik Mining and Construction	10.0	12.9	4.7	-7.9	4.3	5.1	1.4
Sandvik Materials Technology	1.3	5.5	-12.2	-19.7	-0.1	3.4	-7.4
Seco Tools [2]	14.4	20.5	7.0	3.4	4.5	9.9	6.3
Group total	9.2	13.8	0.6	-11.0	0.3	2.2	-2.0

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the Seco Tools' interim report.
3) Internal transactions had negligible effect on business area profits.

Accounting principles

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report, with the exception of certain new standards and interpretations, which are applied from 1 January 2009.

Revised IAS 1 Presentation of financial statements entails that items recognized directly in equity that do not affect transactions with owners must now be recognized in the income statement under the heading Other comprehensive income. Sandvik has chosen to present other comprehensive income as a component in the income statement and not as a separate statement. The statement of changes in equity presents the total comprehensive income for the period and transactions with owners. The corresponding reclassifications have been made in the comparative figures.

In addition to the amendments in IAS 1, new standards and interpretations have not entailed any significant effects on Sandvik's financial reports. IFRS 8 Operating segments has not entailed any change to Sandvik's definition of the Group's segments.

The interim report for the Parent Company was prepared in accordance with the Annual Accounts Act and Securities Market Act, which is in line with standard RFR 2.2 Reporting by a legal entity, issued by the Swedish Financial Reporting Board.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The dramatic decline in the global economy experienced in recent quarters has caused a higher level of general uncertainty, which, in the short term, could also entail increased risk and uncertainty for Sandvik's sales and profitability. For a more in-depth analysis of risks, refer to Sandvik's Annual Report for 2008.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings took place during the fourth quarter or during full-year 2009.

Sandviken, 3 February 2010
Sandvik Aktiebolag (publ)

The Board

Sandvik discloses the information provided herein pursuant to the Securities Market Act. The information is submitted for publication on 3 February 2010 at 08.00 CET. The company's auditors have not conducted a special review of the Q4 2009 report.

The Sandvik Group's interim report for the first quarter 2010 will be published on 4 May 2010.

Additional information may be obtained from Jan Lissåker, Sandvik Investor Relations at tel. +46 26 26 10 23 or Magnus Larsson at tel +46 26 26 09 37 or by e-mail to info.ir@sandvik.com. A combined presentation and teleconference will be held on 3 February 2010 at 14.00 CET at Operaterrassen in Stockholm. Information available at www.sandvik.com/ir.

Calendar 2010:

- 4 May First-quarter report 2010 and AGM
- 20 Jul Second-quarter report 2010
- 15 Sept Capital Markets Day
- 29 Oct Third-quarter report 2010

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 26 00 00
+46 26 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.ir@sandvik.com